UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Form 6-K is being furnished to update the disclosures in the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated August 9, 2019, May 21, 2021, July 15, 2022, June 28, 2023, and February 26, 2024 regarding the contributions to Korea Institute of Energy Technology (“KENTECH”).

On June 20, 2024, the Board of Directors of KEPCO resolved to make an additional contribution of KRW 113.8 billion to KENTECH. This amount includes the contribution of KRW 76.6 billion as disclosed earlier on February 26, 2024.

This contribution will be spent for the construction of main facilities and operational expenses of KENTECH in 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name: Chang, Nam-yeon
Title: Head of Finance & IR Team

Date: June 21, 2024